Argentex Mining Corporation
Management Discussion and Analysis
For the Three Months Ended April 30, 2012

As of June 27, 2012

ii

Introduction

The following management’s discussion and analysis (“MD&A) should be read in conjunction with our unaudited condensed interim consolidated financial statements and related notes for the three-month period ended April 30, 2012 and our audited consolidated financial statements and related notes that were included in our Annual Information Form (“AIF”) for our fiscal year ended January 31, 2012, all of which are available on SEDAR at www.sedar.com. These consolidated financial statements are stated in United States dollars and are prepared in accordance with United States generally accepted accounting principles, and all references to currency in this MD&A are in United States dollars unless otherwise stated. Unless otherwise stated, conversion of Canadian dollars to United States dollars has been calculated at an exchange rate of C$1 equals US$1.

In this MD&A, unless otherwise specified, all references to “common shares” refer to shares of our common stock and the terms “we”, “us”, “our”, the “Company” and “our company” mean Argentex Mining Corporation, a British Columbia corporation, and our wholly owned subsidiary, SCRN Properties Ltd., a British Columbia corporation, unless the context clearly requires otherwise.

Certain measures in this MD&A do not have any standardized meaning as prescribed by US GAAP and are therefore considered non-GAAP measures. Where we have used non-GAAP measures or terms we have provided definitions.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements. Forward-looking statements are projections of events, revenues, income, future economic performance or management’s plans and objectives for future operations. In some cases, forward-looking statements can be identified by the use of terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continues” or the negative of these terms or other comparable terminology. Examples of forward-looking statements made in this MD&A include statements about:

  our plans to update our Resource Estimate Technical report (defined below);

  our exploration programs and results,

  the economic potential of our mineral exploration properties;

  the costs and timing of our exploration and development activities;

  our future investments in and acquisitions of mineral resource properties;

  our estimation of mineral resources and the realization of mineral resource estimates;

  our need for, and our ability to raise, capital;

  our financial and operating objectives and strategies to achieve them; and

  our expenditures and other financial or operating performance.

The material assumptions supporting these forward-looking statements include, among other things:

  the cost and timing of our exploration activities;

  our ability to obtain any financing on acceptable terms;

  timing and amount of capital expenditures;

  our ability to obtain necessary drilling and related equipment in a timely and cost-effective manner;

  retention of skilled personnel;

  the timely receipt of required regulatory approvals;

  continuation of current tax and regulatory regimes;

  current exchange rates and interest rates; and

  general economic and financial market conditions.

Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. These forward-looking statements are only predictions and involve known and unknown risks, uncertainties and other factors, including:

  general economic and business conditions;

  our negative operating cash flow;

  our ability to obtain additional financing;

  fluctuations in worldwide prices and demand for minerals;

  fluctuations in the level of our exploration and development activities;

  increases in capital and operating costs;

  risks associated with mineral resource exploration and development activities;

  uncertainties inherent in the estimation of mineral resources and mineral reserves;

  competition for resource properties and infrastructure in the mineral exploration industry;

  technological changes and developments in the mineral exploration and mining industry;

  regulatory uncertainties and potential environmental liabilities;

  political developments in Argentina; and

  the risks in the section of this MD&A entitled “Risk Factors”,

any of which may cause our company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Further, although we have attempted to identify factors that could cause actual results, levels of activity, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause results, levels of activity, performance or achievements not to be as anticipated, estimated or intended.

While these forward-looking statements and any assumptions upon which they are based are made in good faith and reflect management’s current judgment regarding the direction of our business, actual results may vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Accordingly, readers should not place undue reliance on forward-looking statements. Except as required by applicable law, including the securities laws of Canada and the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results. All forward-looking statements in this MD&A are qualified by this cautionary statement.

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Resources

This document, and certain reports referred to in this document and filed on our company’s website and the SEDAR site maintained by the Canadian Securities Regulators, have been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of securities laws in effect in the United States. Without limiting the foregoing, this document and the reports referred to herein use the terms “indicated” and “inferred” resources. Investors are advised that, while such terms are recognized and at times required by Canadian securities laws, the U.S. Securities and Exchange Commission (the “SEC”) does not recognize them. Under current United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) defines a mineral reserve as the economically mineable part of a measured or indicated mineral resource as demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. The terms measured resource, indicated resource and related terms are also defined by CIM. As we have not done a preliminary feasibility study, we have not determined whether any of our properties contains a mineral reserve. Before we can evaluate whether any mineral reserve exists on any of our properties, we will be required to spend substantial funds on further drilling and engineering studies. There is a risk that none of our properties contains a mineral reserve.

Investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this document, or in the reports incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC. National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in this document or the reports referred to herein have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and resource information contained herein or in the reports referred to herein may not be comparable to similar information disclosed by U.S. companies.

Overview

We are a junior exploration stage company that has not yet generated or realized any revenues from business operations. We currently hold interests in mineral properties located in the Santa Cruz and Rio Negro provinces of Argentina and in the Province of British Columbia, Canada. All of the surface rights and the mineral exploration licenses with respect to our Argentine claims are registered in the name of our subsidiary, SCRN Properties Ltd., while all of the mineral tenures with respect to our British Columbia claims are registered in the name of our company. One of the properties located in the Santa Cruz province of Argentina consists of surface rights and a group of claims that we refer to as the Pingüino property and we have concentrated the majority of our exploration efforts on this property.

We have focused our efforts primarily on our Pingüino property. We have received two technical reports concerning our Pingüino property. Both of these reports complied with the requirements of NI 43-101 when they were filed, both have been filed on SEDAR and both are available on our company’s website. The first of these reports, titled Pingüino Mineral Resource Estimate (the “Resource Estimate Technical Report”), was prepared by Moose Mountain Technical Services in October of 2009. The second of these reports, titled Pingüino Property Preliminary Economic Assessment 2011 (the “PEA”), was also prepared by Moose Mountain Technical Services. It was originally prepared and filed with an effective date of May 6, 2011 but it was updated and refiled with a new effective date of August 5, 2011. Both the Resource Estimate Technical Report and the PEA cover only nine of the veins identified to date at Pingüino, having been based on 13,200 samples from 269 drill holes totaling 30,028 meters and 311 trenches that tested the nine veins both near surface and, in limited areas, to approximately 400 meters in depth. These reports represent results from only 5.8 kilometers of vein strike length. Since 2009, we have tested a combined strike length approaching 113 line kilometers. As of the date of this quarterly MD&A, the Pingüino deposit has been defined by 564 diamond drill holes for a total of approximately 56,000 meters of drilling and consists of more than 70 vein systems which are localized by the regional El Tranquilo fault system. These vein systems are often a meter or more wide and hundreds of meters to sometimes kilometers long.

We have commissioned an update of the Resource Estimate Technical Report issued in October, 2009. Initially, this update was to be prepared by Moose Mountain Technical Services but we have recently decided to transition this work to Mine Development Associates, a firm with offices in Reno, Nevada. Mine Development Associates has scheduled a site visit for July, 2012.

Phase VIII of our exploration program, which commenced in July 2011, was completed in June 2012. Phase VIII included a 10,520 meter drill program, soil sampling, geophysics and 22,900 meters of trenching.

On January 22, 2012, Kenneth Hicks resigned as Chief Executive Officer, President and Secretary of our company and all of his offices with our wholly-owned subsidiary, SCRN Properties Ltd. Mr. Peter Ball, our company's Executive Vice President of Corporate Development was appointed as our company’s interim President on January 22, 2012 and we retained an executive search firm to conduct a search for a permanent replacement for Mr. Hicks. This executive search is ongoing.

Due to current conditions in the capital markets, we have scaled back our exploration plans for the balance of the year in an effort to balance our exploration objectives with our capital requirements.

Our common stock is traded on the TSX Venture Exchange (TSXV:ATX) and on the OTC Bulletin Board (OTCBB:AGXMF).

Q1 2012 AND SUBSEQUENT PERIOD HIGHLIGHTS

We initiated the drilling component of Phase VIII of our exploration program on February 23, 2012 and completed it on June 1, 2012. The program consisted of 8,410 meters (93 holes) of reverse circulation drilling on high priority vein targets and a total of 2,110 meters (20 holes) of diamond drilling on defined vein systems for metallurgical and in-fill/definition studies. Results are pending.

Activities on Mineral Projects

Pingüino

Our 100%-owned 10,000 hectare Pingüino property is located within the prolific Deseado Massif, which hosts four operating precious metal mines; it is at the advanced stage with more than 56,000 meters of drilling (in over 564 holes) completed to date. Pingüino is approximately 35 kilometers from Anglogold Ashanti’s Cerro Vanguardia silver-gold mine, which is the largest mine in Argentina’s Santa Cruz province.

Mineralization at Pinguino is spatially associated with a series of near vertical veins, localized by structures, often a meter or more wide and hundreds of meters to some kilometers long. Two different mineralization types were recognized in the deposit: polymetallic sulphide rich and quartz rich silver-gold veins and breccias. The dominant mineralization trend is NW, with a minor ENE (east-north-east) component. They are comprised of veins and veinlets, vein stockworks and hydrothermal breccias that carry native gold, silver, electrum, argentite, Ag sulphosalts, sphalerite, galena and chalcopyrite. Metalliferous minerals are less than 10% in volume in quartz veins, and up to 90% or more in sulphide veins. Multiple veins have returned drill results with consistent high grade silver and gold values in near surface oxide mineralization, indicating the possibility of shallow high grade precious metal zones.

As discussed above in the Overview, we are in the process of updating our 2009 Resource Estimate Technical Report to include exploration results from Phases VI, VII and VIII. In September of last year, we announced that this update would include results from Phases VI and VII of our exploration program at Pinguino and that it would be ready by the end of our last fiscal year. In January, 2012, we announced that the update was delayed and projected delivery for late in the second quarter of this year. More recently, on June 25, 2012, we announced that we have transitioned the task of updating that report from Moose Mountain Technical Services, who prepared the original report, to Mine Development Associates, located in Reno, Nevada. Our decision to transition this work will create additional delays, but we believe that the decision to hire Mine Development Associates was the best decision under the circumstances, despite the additional delay. Mine Development Associates has scheduled a site visit for July 2012. Their mandate is to complete a detailed review and update of the geological resource (including the ongoing structural review and the results from Phase VIII of our exploration program), model the mineralogy and structural analysis of the system and to define an updated mineral resource.

The 2012 exploration program focused on improving our understanding of more vein structures, and more importantly, it focused on developing metallurgical samples to evaluate the different types of mineralization that have been encountered so far. These metallurgical studies will help focus the geological modeling and resource estimation process on the types of mineralization that should be modeled. It is currently contemplated that modeling should be primarily focused on the high-grade silver and gold structures since preliminary work indicates that these structures contain most of the economic value.

During Q1, 2012 and prior to the date of this quarterly MD&A, we completed and/or engaged in the following activities:

1)	We completed our 10,520 meter drill program;

2)	We engaged G & T Metallurgical Services of Kamloops, British Columbia to test the metallurgy on our Pinguino project using the results from our diamond drilling;

3)

We engaged SRK Consulting of Toronto, Ontario to perform a structural geology review of our Pinguino project; the information generated from this effort should help us gain clarity on continuity of mineralization, which could be useful in determining how to model the various vein structures. Clarity on structures may also provide useful information for targeting in future exploration programs.

4)	As described above, we engaged Mine Development Associates of Reno, NV, USA, to review the geological resource at our Pinguino project and update our Resource Estimate Technical Report.

We initiated the drilling component of Phase VIII of our exploration program on February 23, 2012 and completed it on June 1, 2012. This drill program consisted of 10,520 meters of drilling (112 drill holes) and focused primarily on infill and definition drilling of previously identified vein systems in an effort to maximize the potential expansion of the resource. In addition, we completed a soil geochemistry grid over the 12 kilometer x 4 kilometer vein field and followed up with an in-house ground magnetometry survey across the system. We then confirmed the soil and magnetometry anomalies with mapping and a 131 linear kilometer gradient IP survey. The result of these combined exploration tools increased the number of identified vein systems by 37%, from 51 to 70 (112.5 linear kilometers of veins).

The phase VIII trenching program consisted of 193 trenches and targeted new veins or extensions on known veins. The Kalia, CSV, Karina, María and Kimberly veins represent five newly discovered mineralized systems with high-grade Ag-Au anomalies on surface. Three of them, Kalia, Karina and Kimberly, are hosted in the ENE strike, known as the “K” structural system. María is close and parallel to the Marta Este-Marta Oeste vein trends, and CSV has an atypical EW to WNW strike.

Condor

We began the field work for a detailed mapping initiative in March, 2012. We expect to complete this detailed mapping by October 2012. During the remainder of the year, we plan on remediating existing trenches, digging trenches at two targets, conducting a geophysics program (static ground magnetic lines and deep IP lines) and generating drill targets using mapping, soil trenches and geophysics).

The mapping is complemented with the analyses of geochemical (regional soil sampling) and geophysical (513 linear kilometer of ground mag, and 3D IP of 1 kilometer by 1 kilometer area) surveys done in late 2011. Soil sampling results highlight the areas with surface silver and gold anomalies in the prospective block (10 kilometer x ~4 kilometer) of the mining concession. Ground magnetic data helps to understand the structural setting of the most relevant part (4 kilometer x 4 kilometer) of the prospective area, and also the possible distribution of subcropping or blind veins, domes and breccia bodies. Three dimensional IP geophysics should allow recognizance of the possible mineralized domes, with chargeability anomalies related to its outer limits, and associated faults that can correspond to high-grade feeders.

Exploration on the Condor property is focused on investigation of a geological model of low grade large tonnage gold mineralization composed of chalcedony and sulphide-rich hydrothermal breccias within rhyolitic domes. We believe that the data collected to date suggest a shallow gold-rich low sulfidation epithermal setting, based on shallow textures and mineralogy of the veins, and the presence of hot spring deposits.

Summary of Quarterly Results
	Quarter ended	Quarter ended	Quarter ended	Quarter ended
	April 30, 2012	January 31, 2012	October 31, 2011	July 31, 2011

Total revenue	$ Nil	$ Nil	$ Nil	$ Nil

Net loss	(2,768,707)	(1,910,267)	(1,588,027)	(2,094,542)
Net loss per share (basic and fully diluted)	(0.04)	(0.03)	(0.02)	(0.03)

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
	April 30, 2011	January 31, 2011	October 31, 2010	July 31, 2010

Total revenue	$ Nil	$ Nil	$ Nil	$ Nil

Net loss	(3,405,546)	(1,438,195)	(575,493)	(1,806,302)
Net loss per share (basic and fully diluted)	(0.06)	(0.03)	(0.01)	(0.04)

Our exploration activities are our largest expenditure and drilling is our most expensive exploration activity. Generally, we don’t drill during the winter months in Argentina (July-September). The scope of our exploration activities is also driven, at least in part, by the amount of working capital available. Early in 2011, we initiated a 19,000 meter reverse circulation and diamond drilling program in the shallow oxidized portion of the silver-enriched high grade zones previously discovered at Pinguino. As discussed in more detail on page 5 of this MD&A, the 10,520 meter drilling component of Phase VIII of our exploration program commenced on February 23, 2012 and was completed on June 1, 2012.

Three Months Ended April 30, 2012 versus April 30, 2011

Revenue

We have earned only interest on our cash and cash equivalents. We have not earned any revenue from operations since our inception and we do not anticipate earning any revenue from our operations until such time as we have entered into commercial production at one or more of our mineral projects or we sell one or more of our mineral properties. We are currently in the exploration stage of our business and we can provide no assurance that we will discover a reserve on our properties or, if we do discover a reserve, that we will be able to enter into commercial production.

Expenses

Mineral Exploration Activities

Our mineral exploration expenses decreased by $890,452 or 30% from $3,017,523 during the three-month period ended April 30, 2011 to $2,127,071 during the three-month period ended April 30, 2012. Excluding stock-based compensation of $56,308 incurred during the three-month period ended April 30, 2012 (three months ended April 30, 2011-$nil), our mineral exploration expenses decreased by $946,760 or 31% from $3,017,523 during the three month period ended April 30, 2011 to $2,070,763 during the three month period ended April 30, 2012. The decrease in our mineral exploration expenses during the three-month ended April 30, 2012 was primarily due to the difference in the scope of our 2012 drilling exploration program at our Pingüino Property, which consisted of 10,520 meters of drilling in 113 holes. In comparison, the drilling component of Phase VII of our exploration program (2011) consisted of 19,704 meters of drilling in 206 holes.

General and Administrative

			Increase
	April 30, 2012	April 30, 2011	(Decrease)
Total expenses	$2,791,636	$3,419,898	$(628,262)
Mineral property interests	(2,127,071)	(3,017,523)	890,452
General and Administrative	664,565	402,375	262,190
Foreign exchange gain	74,247	351,851	(277,604)
Stock-based compensation	(173,984)	(107,498)	(66,486)
Stock-based compensation included in mineral property interest	56,308	-	56,308

Adjusted General and Administrative	$621,136	$646,728	$(25,592)

Our general and administrative expenses (total expenses excluding mineral property interests, foreign exchange (gain) loss and stock-based compensation) decreased by $25,592 or 4% from $646,728 during the three-month ended April 30, 2011 to $621,136 during the three-month ended April 30, 2012. The decrease was primarily the result of a decrease in investor relations expenses, professional fees and travel, which were offset by increases in consulting fees, salaries and benefits.

Our consulting fees increased by $106,472 or 41% from $260,685 during the three-month ended April 30, 2011 to $367,157 for the three-month ended April 30, 2012. Excluding non-cash stock-based compensation expenses of $101,478 for the three-month ended April 30, 2012 and $107,498 for the three-month ended April 30, 2011, consulting fees increased by $112,492 or 73% from $153,187 for the three-month ended April 30, 2011 to 265,679 for the three-month ended April 30, 2012. The primary reason for the increase in consulting fees were for the expenses we incurred to engage a consulting firm to conduct a search for a new chief executive officer for our company.

Use of Proceeds

A comparison of amounts allocated per our August 15, 2011 prospectus, the amount spent to date and the amount remaining to be spent follows. In our prospectus, we advised that we planned to spend these funds and any additional funds received by July 31, 2011. As a result of market conditions, we have adjusted our exploration plans and we believe that as of the date of this MD&A, we have 10-12 months of cash on hand. We will continue to adjust our exploration plans as the results of our exploration activities and market conditions dictate.

		Amount Allocated per	Amount Spent as of April 30,	(1)	Amount
Pinguino Project		Prospectus	2012		remaining
Holding costs		$25,000	$28,213		$(3,213)
	Assaying, testing and analysis	600,000	109,304		490,696
	Camp and field supplies	-	2,806,337		(1,806,337)	(2)
	Drilling, geology and
	geophysical	6,000,000	2,440,784		4,701,975
Exploration	Environmental	-	118,087		(93,220)	(2)
	Engineering	-	415,618		(295,370)	(3)
	Travel and accommodation	-	29,027		(24,151)	(2)
	Metallurgical testing	250,000	19,780		239,578
	Mining studies	100,000	-		100,000
Total Pinguino Project Costs		6,975,000	3,665,042		3,309,958

Condor Project
Holding costs-costs with maintaining title and
access		25,000	24,171		829
	Assaying, testing and analysis	20,000	20,56		17,944
	Camp and field supplies	20,000	14,740		5,260
Exploration	Drilling	150,000	-		150,000
	Geological and geophysical	20,000	95,653		(75,653)
	Travel and accommodation	15,000	94		14,906
Total Condor Project Costs		250,000	113,286		113,286

Contreras Project
Holding costs		25,000	-		25,000
	Assaying, testing and analysis	20,000	-		20,000
	Camp and field supplies	20,000	1,206		18,794
Exploration	Drilling	150,000	-		150,000
	Geological and geophysical	20,000	(755)		20,755
	Travel and accommodation	15,000	-		15,000
Total Contreras Project Costs		250,000	451		249,549

Other projects

Holding costs		5,000	13,905		(8,905)
Exploration	Assaying, testing and analysis	10,000	468		9,532
	Camp and field supplies	15,000	-		15,000
	Geological and geophysical	20,000	-		20,000
	Travel and accommodation	40,000	-		40,000
Total Other Project Costs		90,000	14,373		75,627
Total Project Costs		7,565,000	3,816,580		3,748,420
General and administrative expenses		1,100,000	900,000		200,000	(4)

Purchase of equipment		240,000	355,698		(115,698)
General working capital		99,700	357,459		(257,759)

Total		$9,004,700	$5,429,737		$3,574,963

(1)	Includes amount spent since August 1, 2011 as amount spent in the period August 1-19, 2011 is immaterial
(2)	Allocated to drilling, geology and geophysical in August 15, 2011 prospectus
(3)	Allocated to mining studies per August 15, 2011 prospectus
(4)	$100,000 of general and administrative expenses per month allocated per August 15, 2011 prospectus

Liquidity

We currently have no operating revenues other than interest income and rely primarily on equity financing to fund our exploration and administrative expenses.

At April 30, 2012 we had $7,354,355 in cash and cash equivalents. Our working capital decreased by $2,477,036 from $8,732,872 at January 31, 2012 to $6,255,836 at April 30, 2012, mainly due to the cost of our operating activities as described above.

Due to current conditions in the capital markets, we have scaled back our exploration plans for the balance of the year in an effort to balance our exploration objectives with our capital requirements. As a result, we believe that our cash on hand as at the date of this MD&A is sufficient to fund our budgeted operating requirements for the next 10-12 months and we do not believe that we will need to raise additional capital to fund our planned operations during this period. However, because our expenses could increase or decrease during this period as a result of matters that we cannot anticipate at this time, we may be forced to raise additional capital. We plan to raise any additional money that we might need to fund our plan of operations through sales of our equity securities or through new strategic relationships. We do not currently have any arrangements in place for any financing and there can be no assurance that we will be able to sell any of our equity securities in order to fund our operating requirements.

Capital Resources

During the three months ended April 30, 2012, we received cash of $81,600 upon the exercise of 240,000 stock options.

As the strike prices of all of our warrants and most of our stock options are significantly higher than our current stock price, we do not anticipate that we will be able to raise any capital from the exercise of our currently outstanding warrants and options unless our stock price increases to levels higher than the strike prices.

Contingencies and Commitments

We had no contingencies at April 30, 2012.

We have the following long-term contractual obligations and commitments:

Operating leases

On December 8, 2010, we entered into a five year lease agreement, commencing January 1, 2011 at approximately US$6,954 (CDN$6,954) per month for the first three years of the lease, and approximately US$7,289 (CDN$7,289) per month for the last two years of the term.

On July 25, 2011 we entered into a rental agreement for office space in La Plata, Argentina with a consultant, for the period July 2011 to June 2014 at a cost of $2,500 per month.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements and no non-consolidated, special-purpose entities.

Transactions between Related Parties

On February 16, 2012, we issued 160,000 shares of our common stock upon the exercise of 160,000 stock options at an exercise price of $0.37 per share for proceeds of $59,200 to our former President, Mr. Ken Hicks.

During the three months ended April 30, 2012 we paid director fees of $19,289 ($C20,000) to four directors (three months ended April 30, 2011-$26,205 ($C25,000) to five directors)).

As at April 30, 2012, we owed a Company owned by one of our directors consulting fees of approximately $14,082.

Related party transactions are disclosed in further detail in Notes 6 and 7 to the financial statements.

Financial Instruments and Risk Management

Fair Value of Financial Instruments

We account for the fair value measurement and disclosure of financial instruments in accordance with FASB ASC topic 820 which requires a publicly traded company to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for reporting periods. Such disclosures include the fair value of all financial instruments, for which it is practicable to estimate that value, whether recognized or not recognized in the consolidated financial statements; the related carrying amount of these financial instruments; and the method(s) and significant assumptions used to estimate the fair value.

The carrying values and fair values of our financial instruments were as follows:

		April 30, 2012		January 31, 2012
		Carrying	Fair	Carrying	Fair
	Level	value	value	value	value
Cash and cash equivalents	Level 1	$7,354,355	$7,354,355	$9,249,307	$9,249,307
Receivables	Level 2	$67,082	$67,082	$67,093	$67,093
Accounts payable	Level 2	$1,255,249	$1,255,249	$622,077	$622,077
Due to related parties	Level 2	$20,291	$20,291	$28,425	$28,425

The carrying amount approximates fair value because of the short maturity of the instruments.

Risk Management

Our activities expose us to credit, liquidity and market risks, which is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of the changes in market prices. Market risk includes foreign exchange risk, interest rate risk and other price risk. We do not participate in the use of financial instruments to mitigate these risks and we have no designated hedging transactions. The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continued exploration of our mineral properties, and to limit exposure to risks. The types of risk exposure and the way in which such exposures are attempted to be managed are as follows:

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Our credit risk is primarily attributable to our cash. We maintain our Canadian and U.S. cash in major chartered Canadian bank deposit accounts and major Canadian credit unions and in certain financial instruments such as bankers’ acceptances and term deposits. Our bank deposit account is insured by the Canadian Deposit Insurance Corporation up to $100,000 and funds in its credit union accounts are guaranteed by the provincial government of British Columbia. Our Canadian dollar bank account balance, at times, may exceed federally insured limits. We maintain our Argentinean pesos in an Argentinean bank deposit account. We keep our Argentinean peso bank deposit account balance within federally insured limits. As part of our cash management process, management performs periodic evaluations of the relative credit standing of these financial institutions. We have not lost any cash and do not believe our cash is exposed to any significant credit risk.

As of the date of this quarterly report, we had approximately $0.4 million in U.S. cash, $4.7 million in Canadian cash and cash equivalents and 1.8 million in Argentine Pesos.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We manage liquidity risk through the management of our capital structure, more specifically, the issuance of new common shares, to ensure there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and potential equity financing opportunities. We believe that these sources will be sufficient to cover the known short and long-term requirements at this time. There is no assurance that potential equity financing opportunities will be available to meet these obligations.

Foreign Exchange Risk

We are subject to foreign exchange risk for purchases denominated in foreign currencies. We operate outside of the U.S. primarily in Argentina and Canada and we are exposed to foreign currency risk due to the fluctuation between the currencies in which we operate in and the United States Dollar. Foreign currency risk arises from the fluctuation of foreign exchange rates and the degree of volatility of these rates relative to the United States dollar. We monitor our foreign currency balances and makes adjustments based on anticipated need for foreign currencies.

At April 30, 2012, we were exposed to foreign exchange risk through the following assets and liabilities denominated in foreign currencies:

	Argentinian
	Peso	CDN Dollar
Cash and cash equivalents	578,938	$5,217,584
Receivables	-	1,280
Accounts payable	(4,632,065)	(154,254)
Net Exposure	(4,053,127)	$5,064,610

Based on the above net exposures, and assuming that all other variables remain constant, a 10% change in the value of the Argentinian Peso and the CDN Dollar against the U.S. Dollar would have resulted in an increase/decrease of approximately $420,039 in the net loss for the three month period ended April 30, 2012. As this sensitivity analysis does not take into account any variables other than foreign currency rate fluctuations, the above information may not fully reflect the foreign exchange risk of the assets and liabilities involved.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As our cash is held in non-interest bearing bank accounts and fixed rate interest bearing cash equivalents or short-term investments, we consider the interest rate risk to be limited.

Other Price Risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. Our operations are all related to the minerals and mining industry. A reduction in mineral prices or other disturbances in the minerals market could have an adverse effect on our operations.

Disclosure of Outstanding Share Data

As of April 30, 2012, we had 71,677,317 common shares issued and outstanding, 16,329,206 common share purchase warrants, of which 522,000 are Unit Warrants and 3,097,500 stock options as described in further detail in Note 7 to our financial statements. At the effective date of this MD&A, if all of our stock options and share purchase warrants were exercised (including the unit warrants and resulting 261,000 warrants from the exercise of these warrants), a total of 91,365,023 common shares would be issued and outstanding.

Risk Factors

An investment in our common stock involves a number of very significant risks. You should carefully consider the following risks and uncertainties in addition to other information in this our annual MD&A filed on Sedar in evaluating our company and our business before making any investment decision about our company. Our business, operating results and financial condition could be seriously harmed due to any of the following risks. You should invest in our common stock only if you can afford to lose your investment.

Risks Relating to our recent Merger and Continuation

We may still be treated as a U.S. corporation and taxed on our worldwide income after the merger and continuation.

The merger and continuation of our company from the State of Delaware to the Province of British Columbia, Canada is considered a migration of our company from the State of Delaware to the Province of British Columbia, Canada. Certain transactions whereby a U.S. corporation migrates to a foreign jurisdiction can be considered by the United States Congress to be an abuse of the U.S. tax rules because thereafter the foreign entity is not subject to U.S. tax on its worldwide income. Section 7874(b) of the Internal Revenue Code of 1986, as amended (the “Code”), was enacted in 2004 to address this potential abuse. Section 7874(b) of the Code provides generally that certain corporations that migrate from the United States will nonetheless remain subject to U.S. tax on their worldwide income unless the migrating entity has substantial business activities in the foreign country to which it is migrating when compared to its total business activities.

If Section 7874(b) of the Code applied to the migration of our company from the State of Delaware to the Province of British Columbia, Canada, our company would continue to be subject to United States federal income taxation on its worldwide income. Section 7874(b) of the Code could apply to our migration unless we had substantial business activities in Canada when compared to our total business activities.

We may be classified as a Passive Foreign Investment Company as a result of the merger and continuation.

Sections 1291 to 1298 of the Code contain the Passive Foreign Investment Company (“PFIC”) rules. These rules generally provide for punitive treatment of “U.S. holders” of PFICs. A foreign corporation is classified as a PFIC if more than 75% of its gross income is passive income or more than 50% of its assets produce passive income or are held for the production of passive income.

Because most of our assets after the merger and continuation are in cash or cash equivalents and shares of our wholly-owned subsidiary, SCRN Properties Ltd., we may in the future be classified as a PFIC. If we are classified as a PFIC, then the holders of shares of our company who are U.S. taxpayers may be subject to PFIC provisions which may impose U.S. taxes, in addition to those normally applicable, on the sale of their shares of our company or on distribution from our company.

Risks Associated With Mining

We conduct mineral exploration in foreign countries which have special risks which could have a negative effect on our operations and valuation.

Most of our exploration and development operations are located in Argentina. Foreign countries can experience economic instability associated with unfavourable exchange rates, high unemployment, inflation and foreign debt. These factors could pose serious potential problems associated with our ability to raise additional capital to explore and/or develop any of our mineral properties. For example, official government estimates of inflation in Argentina for 2011 are around 14%, however, unofficial estimates place this figure at closer to 25 - 30%. Inflation of this magnitude would impact the cost of carrying out our business plans in Argentina. Developing economies have additional risks, including: foreign exchange controls, changes to or invalidation of government mining laws and regulations; expropriation or revocation of land or property rights; changes in foreign ownership rights; changes in foreign taxation rates; corruption; uncertain political climate; terrorist actions or war; and lack of a stable economic climate.

On October 26, 2011 the Federal Government of Argentina announced that future export revenues derived from mining operations must be repatriated to Argentina and converted to Argentine currency prior to being distributed either locally or back overseas. The distribution of earnings back overseas would require Argentine currency to be reconverted to foreign currency for repatriation. This overturns the benefits provided in 2002 and 2003-04 to all Argentine oil and mining companies, respectively, that exempted them from the currency repatriation laws that apply to all other primary producers in the country. Although we do not currently derive any revenue from the export of any commodities, this requirement to repatriate earnings from future exports could have an adverse effect on our ability to exploit any minerals on any of our properties. In April of 2012, the Federal government of Argentina expropriated 51% of the equity interest in YPF, Argentina’s largest oil and gas company, from the Spanish company Repsol, without payment of any compensation. Argentina’s President claimed that control of YPF was vital to the Argentinean national interest because Repsol had drained YPF instead of investing the money needed by YPF to meet domestic demand for fuel. Repsol disputes the claim and has said that it intends to seek full compensation. It remains to be seen what effect the nationalization of YPF will have on other industries in Argentina and the future of foreign investment in Argentina.

All of our properties are in the exploration stage. There is no assurance that we can establish the existence of any mineral reserve on any of our properties. Unless and until we can do so, we cannot earn any revenues from operations and if we do not do so we may lose all of the funds that we have spent on exploration. If we do not discover any mineral reserve, our business may fail.

Despite exploration work on our mineral properties, we have not established that any of them contain any mineral reserve, nor can there be any assurance that we will be able to do so. If we do not, our business may fail.

The commercial viability of an established mineral deposit will depend on a number of factors including, by way of example, the size, grade and other attributes of the mineral deposit, the proximity of the resource to infrastructure such as a smelter, roads and a point for shipping, government regulation and market prices. Most of these factors will be beyond our control, and any of them could increase costs and make extraction of any identified mineral resource unprofitable.

Mineral operations are subject to applicable law and government regulation. Even if we discover a mineral resource in a commercially exploitable quantity, these laws and regulations could restrict or prohibit the exploitation of that mineral resource. If we cannot exploit any mineral resource that we discover on our properties, our business may fail.

Both mineral exploration and extraction require permits from various foreign, federal, state, provincial and local governmental authorities and are governed by laws and regulations, including those with respect to prospecting, mine development, mineral production, transport, export, taxation, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. There can be no assurance that we will be able to obtain or maintain any of the permits required for the continued exploration of our mineral properties or for the construction and operation of a mine on our properties at an economically viable cost. If we cannot accomplish these objectives, our business could fail. Although we believe that we are in compliance with all material laws and regulations that currently apply to our activities, we can give no assurance that we can continue to remain in compliance. Current laws and regulations could be amended and we might not be able to comply with them, as amended. Further, there can be no assurance that we will be able to obtain or maintain all permits necessary for our future operations, or that we will be able to obtain them on reasonable terms. To the extent such approvals are required and are not obtained, we may be delayed or prohibited from proceeding with planned exploration or development of our mineral properties.

If we establish the existence of a mineral reserve on any of our properties, we will require additional capital in order to develop the property into a producing mine. If we cannot raise this additional capital, we will not be able to exploit the reserve and our business could fail.

If we discover a mineral reserve on any of our properties, we will be required to expend substantial sums of money to establish the extent of the reserve, develop processes to extract it and develop extraction and processing facilities and infrastructure. Although we may derive substantial benefits from the discovery of a reserve, there can be no assurance that any reserve established will be large enough to justify commercial operations, nor can there be any assurance that we will be able to raise the funds required for development on a timely basis. If we cannot raise the necessary capital or complete the necessary facilities and infrastructure, our business may fail.

Mineral exploration and development is subject to extraordinary operating risks. We do not currently insure against these risks. In the event of a cave-in or similar occurrence, our liability may exceed our resources, which would have an adverse impact on our company.

Mineral exploration, development and production involve many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Our operations will be subject to all of the hazards and risks inherent in these activities and, if we discover a mineral reserve, our operations could be subject to all of the hazards and risks inherent in the development and production of a mineral reserve, including liability for pollution, cave-ins or similar hazards against which we cannot insure or against which we may elect not to insure. Any such event could result in work stoppages and damage to property, including damage to the environment. We do not currently maintain any insurance coverage against these operating hazards. The payment of any liabilities that may arise from any such occurrence would likely have a material adverse impact on our company.

Mineral prices are subject to dramatic and unpredictable fluctuations and the economic viability of any of our exploration properties and projects cannot be accurately predicted.

We expect to derive revenues, if any, either from the sale of our mineral properties or from the extraction and sale of precious and base metals such as gold, silver, zinc and indium. The price of these commodities has fluctuated widely in recent years and is affected by numerous factors beyond our control, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors is based on the price of precious metals and therefore the economic viability of any of our exploration properties cannot accurately be predicted.

The mining industry is highly competitive and there is no assurance that we will continue to be successful in acquiring mineral claims. If we cannot continue to acquire properties to explore for mineral resources, we may be required to reduce or cease operations.

We may compete with other exploration companies looking for mineral resource properties. Some of these other companies possess greater financial resources and technical facilities. This competition could adversely affect our ability to acquire suitable prospects for exploration in the future. Accordingly, there can be no assurance that we will acquire any interest in additional mineral resource properties that might yield reserves or result in commercial mining operations. While we may compete with other exploration companies in the effort to locate and acquire mineral resource properties, we do not believe that we will compete with them for the removal or sales of mineral products from our properties if we should eventually discover the presence of them in quantities sufficient to make production economically feasible. Readily available markets exist worldwide for the sale of mineral products. Therefore, we will likely be able to sell any mineral products that we identify and produce.

Risks Associated with Our Company

We have a limited operating history on which to base an evaluation of our business and prospects and we can provide investors with no assurance that we will generate any operating revenues or ever achieve profitable operations.

Although we have been in the business of exploring mineral resource properties since 2002, we have not yet located any mineral reserve and we have never had any revenues from our operations. In addition, our operating history has been restricted to the acquisition and exploration of our mineral properties and this does not provide a meaningful basis for an evaluation of our prospects if we ever determine that we have a mineral reserve and commence the construction and operation of a mine. We have no way to evaluate the likelihood of whether our mineral properties contain any mineral reserve or, if they do, that we will be able to build or operate a mine successfully. We anticipate that we will continue to incur operating costs without realizing any revenues during the period when we are exploring our properties. We therefore expect to continue to incur significant losses into the foreseeable future. If we are unable to generate significant revenues from mining operations and any dispositions of our properties, we will not be able to earn profits or continue operations. At this early stage of our operation, we also expect to face the risks, uncertainties, expenses and difficulties frequently encountered by companies at the start up stage of their business development. We cannot be sure that we will be successful in addressing these risks and uncertainties and our failure to do so could have a materially adverse effect on our financial condition. There is no history upon which to base any assumption as to the likelihood that we will prove successful and we can provide investors with no assurance that we will generate any operating revenues or ever achieve profitable operations.

Our stock is a penny stock. Trading of our stock in the U.S. may be restricted by the SEC’s penny stock regulations and the FINRA’s sales practice requirements, which may limit a US stockholder’s ability to buy and sell our stock.

Our stock is a penny stock. The Securities and Exchange Commission has adopted Rule 15g-9 which generally defines “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on U.S. broker-dealers who sell to persons other than established customers and “accredited investors”. The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in, and limit the marketability of, our common stock.

In addition to the “penny stock” rules promulgated by the Securities and Exchange Commission, the U.S. Financial Industry Regulatory Authority has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, the Financial Industry Regulatory Authority believes that there is a high probability that speculative low-priced securities will not be suitable for at least some customers in the United States. The Financial Industry Regulatory Authority requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock.

Trends, Risks and Uncertainties

We have sought to identify what we believe to be the most significant risks to our business, but we cannot predict whether, or to what extent, any of such risks may be realized nor can we guarantee that we have identified all possible risks that might arise. Investors should carefully consider all of such risk factors before making an investment decision with respect to our common stock.